Exhibit # 99.4

CONSOLIDATED DUNDEE BANCORP INC.

For the year ended December 31, 2002

(tabular amounts in thousands of Canadian dollars)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Dundee Bancorp Inc. (“Dundee Bancorp” or the “Company”) is primarily a holding company dedicated to wealth management and financial services.  Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc.  Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations.  Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries.  The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

The Company’s 2002 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ, in the following material respects, with those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

BALANCE SHEET

Investment Portfolio

The Company’s investment portfolio, detailed in note 4 to the consolidated financial statements for the year ended December 31, 2002, includes both equity accounted investments and investments carried at cost. Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses that are temporary, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations.

The Company has determined that, as of December 31, 2002, it holds securities accounted for on a cost basis with a carrying value of approximately CDN$219,000,000 and a fair value of approximately CDN$294,000,000, that meet the available for sale criteria.  Accordingly, to comply with US GAAP, the Company would separately present the available for sale securities on its balance sheet and record the unrealized gains or temporary losses, net of tax, in comprehensive income.

STATEMENT OF OPERATIONS

Stock Based Compensation

In previous years, the Company implemented the principles of Accounting Principles Board (“APB”) No. 25 for purposes of measuring stock based compensation under US GAAP.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have to be reflected over the vesting periods of these awards.  In previous years, no such compensation expense was recorded under Canadian GAAP.  In 2001, the Company amended its share incentive plan with the result that an employee’s right to exercise a stock appreciation right or to tender an option back to the Company for cash settlement is no longer available.  As awards are granted with an exercise price equal to market value and as a result of the amendments made to the share incentive plan, no further compensation expense will be recognized. The liability reported in respect of stock based compensation issued prior to the amendment has been recalculated to reflect the market value of the underlying shares as at December 31, 2002.

SFAS No. 123, issued in 1996, encourages, but does not require companies to record compensation costs for stock-based employee compensation plans at fair value.  Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock Based Compensation” which, similar to SFAS No. 123, requires the disclosure of stock-based compensation plans at fair value for stock compensation arrangements awarded after January 1, 2002.  The amount of compensation expense the Company would have reported had the requirements of CICA Handbook Section 3870 been applied retroactively would have been insignificant.

Differences Between Canadian and United States Generally Accepted Accounting Principles

Adopted by Equity Accounted Investees.

The differences between Canadian and US GAAP accounting principles adopted by equity accounted investees do not have a material effect on the company’s reported financial position or net income except as follows:

•

Canadian GAAP permits the use of the sinking fund method of depreciating certain assets.  Under US GAAP, amortization using the sinking fund method is not permitted.

•

Under US GAAP, goodwill impairment charges recorded pursuant to a transitional impairment test under SFAS No. 142 are recognized in the Company’s statement of operations as a cumulative effect of the change in accounting principle.  Under Canadian GAAP, such impairment charges are recognized as an adjustment to opening retained earnings.

•

The implementation of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 98-5 requires that the costs of startup activities and reorganization costs be expensed as incurred.  Canadian GAAP permits the deferral and amortization of such costs.

•

Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares of the company be recorded at the transferor’s historical cost.

•

Under Canadian GAAP, future cash flows from impaired properties are not discounted.  Under US GAAP requirements, these future cash flows must be discounted.  Certain mineral properties held by equity accounted investees are considered impaired.

•

Under Canadian GAAP, a Company would defer certain exploration expenditures.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

STATEMENT OF COMPREHENSIVE INCOME

SFAS Statement No. 130 requires companies to report comprehensive income as a measure of overall performance.  Comprehensive income includes net income and all other changes in equity, exclusive of shareholders’ contributions or any distributions to shareholders.  Under US GAAP, a minimum pension liability is required to be recorded in comprehensive income for the fair value of the benefit obligation over the pension liability.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US ACCOUNTING PRINCIPLES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the consolidated balance sheet and consolidated income statement of the Company as at and for the year ended December 31, 2002:

BALANCE SHEET DIFFERENCES
Decrease in investment portfolio pursuant to SFAS 115	$(244,290)
Increase in available for sale securities pursuant to SFAS 115	294,332
Increase in amounts payable and accrued liabilities pursuant to APB 25	1,810
Increase in associated future income tax liabilities	7,982
Decrease in retained earnings	(38,460)
Increase in accumulated comprehensive income	78,710

As of December 31, 2002, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been CDN$519,219,000.

The following summarizes the income statement amounts in accordance with US GAAP where different from the amounts reported under Canadian GAAP, all as described above.

Net Earnings under Canadian GAAP	$50,256
Adjustments for US GAAP
Other than temporary market depreciation in available for sale securities	(9,885)
Adjustment to stock-based compensation liability	4,756
Amortization of capital assets	(2,545)
Amortization of startup activities	13
Adjustment in connection with shares of equity accounted investees issued to promoters or shareholders	96
Adjustment relating to write downs of mineral properties	(631)
Adjustment relating to write-off of exploration expenditures	(593)
Tax effect related thereto	3,884
Net earnings before cumulative effect on changes in accounting principles under US GAAP	45,351
Cumulative effect of changes in accounting principles, net of tax	(6,070)
Net earnings under US GAAP	$39,281

Net earnings per share before cumulative effect on changes in accounting principles under US GAAP
Basic	$1.78
Diluted	$1.77

Net earnings per share under US GAAP
Basic	$1.54
Diluted	$1.53

US GAAP requires a statement of comprehensive income as follows:

Net earnings under US GAAP	$39,281
Change in unrealized gains and temporary unrealized losses on investments	47,548
Change in foreign currency translation adjustments	(842)
Change in additional minimum pension liability	1,004
Comprehensive income under US GAAP	$86,991

DUNDEE BANCORP INC.

REPORT OF INDEPENDENT AUDITORS

To the Directors of

Dundee Bancorp Inc.

In our report to the shareholders of Dundee Bancorp Inc. dated March 31, 2003, we reported on the consolidated balance sheet of Dundee Bancorp Inc. as at December 31, 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, as included in this Form 40-F.  In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada

March 31, 2003

                                                                                                                                               Chartered Accountants